Progressive Wealth Management Since 1990

Shareholder Rebuttal to PayPal Opposition Statement

Regarding Assessing Inclusion in the Workplace

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: PayPal Holdings, Inc.

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PayPal Should Evaluate Company Culture Factors

Affecting Diversity

PayPal shareowners are encouraged to vote FOR proposal #5:

RESOLVED: Shareholders urge the Board of Directors to prepare a report to shareholders on whether written policies or unwritten norms at the Company reinforce racism in company culture.

Data show a need for new strategies to solve PayPal’s diversity problems.

The Company’s own data suggest a need for closer examination of whether attrition of Black and Latinx employees is high compared to white employees. The Company’s demographic representation data, reproduced below, illustrate that Black and Latinx employees are extremely underrepresented in the highest echelons of the company. The Proponent believes that a closer look at company culture may reveal whether PayPal is losing diverse talent due to company culture issues. Because diversity has been clearly linked to higher profitability, the Proponent contends that these deficiencies remain a business risk for PayPal.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Data and graphics from PayPal’s 2020 Global Impact Report.

Mark-up by NorthStar Asset Management to emphasize the lack of diversity especially in tech and leadership roles.

Company data implies issues in hiring and promotion of diverse employee groups.

PayPal reports that in “director+” roles, only 3% of employees are Black and 4% are Hispanic/Latinx, as noted in the chart above. The Proponent believes that the overall low levels of diversity, but especially at the director+ levels, indicates a need for deeper evaluation of the reasons for these issues. To the Proponent, these data indicate issues in hiring, promotion, and retention of diverse talent.

In fact, the Proponent notes that the only ethnic group that appears to experience an increase in representation when comparing tech or professional roles to director+ levels is the white group.

Increased diversity in management teams has clear links to better profitability.

Numerous studies have indicated that better diversity at companies, especially in management, will lead to better profitability. McKinsey & Co. continues to report “not only that the business case remains robust but also that the relationship between diversity on executive teams and the likelihood of financial outperformance has strengthened over time.”1

McKinsey’s 2020 report “Diversity Wins” again found that companies with greater management diversity were more likely to have above-average profitability and that the greater the diversity representation, the higher the likelihood of outperformance: “in 2019, top-quartile companies outperformed those in the fourth one by 36 percent in profitability, slightly up from 33 percent in 2017 and 35 percent in 2014.”

1 https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-wins-how-inclusion-matters#

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

The Proponent believes that increasing diversity in management, especially through retention and promotion of internal diverse hires, may be a key factor in the long-term profitability of the company.

Company culture is a powerful force that may not be visible in standard diversity data.

Tema Okun, veteran racial justice organizer, explains that “[c]ulture is powerful precisely because it is so present and at the same time so very difficult to name or identify” and that certain standards are “damaging because they are used as norms and standards without being proactively named or chosen by the group. They are damaging because they promote white supremacy thinking. Because we all live in a white supremacy culture, these characteristics show up in the attitudes and behaviors of all of us – people of color and white people. Therefore, these attitudes and behaviors can show up in any group or organization...”

Written policies along with unwritten norms of behavior, appearance, and styles of communication or speech are aspects of company culture and can create a difficult-to-grasp cultural hierarchy at the company. Inability to adhere to unwritten norms can create inequities between employees and can affect promotion and upward mobility, disciplinary action, and even an employee’s comfort level in taking advantage of offered benefits.

Karen Brown, the founder and managing partner of Bridge Arrow, a diversity and inclusion management consulting firm, indicated in a 2018 Harvard Business Review article that “[e]mployees who differ from most of their colleagues in religion, gender, sexual orientation, socio-economic background, and generation often hide important parts of themselves at work for fear of negative consequences. We in the diversity and inclusion community call this ‘identity cover,’ and it makes it difficult to know how they feel and what they want, which makes them vulnerable to leaving their organizations.”2

Further, code-switching – a kind of behavioral adjustment of “one’s style of speech, appearance, behavior, and expression in ways that will optimize the comfort of others in exchange for fair treatment, quality service, and employment opportunities” – has been found to have significant implications for Black employees’ “well-being, economic advancement, and even physical survival.”

Employees whose “working identities” differ from the majority group often feel compelled to counter cultural stereotypes associated with their identities. An article in The Atlantic entitled “Being Black—but Not Too Black—in the Workplace” by Adia Harvey Wingfield, professor of sociology at Washington University in St. Louis, examines the taxing nature of being a minority professional. This article asks, “Do diversity and inclusion initiatives take into consideration how minorities placed in those environments feel? How can policies create not just more equitable hiring processes, but address the emotional toll of being a racial minority in a professional work setting?”

The Proponent contends that PayPal’s self-reported data illustrate that further examination is needed to identify what policies, practices, or unwritten norms may be hindering retention and/or promotion of diverse employees, perhaps due to an overly-taxing environment, extreme emotional toll, need for excessive code-switching, or inequitable promotion practices.

2 https://hbr.org/2018/12/to-retain-employees-focus-on-inclusion-not-just-diversity

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Customers want to spend their money at more diverse companies.

The 2020 Consumer Culture Report by 5W Public Relations found that 83% of Millennials prefer brands that align with their values.3 Furthermore, in commenting on changes made recently by another large company, the CEO of Out & Equal made it clear that customers prefer companies with inclusive policies and employees: “[s]imply put, [customers] want the companies they patronize to be as inclusive and forward-looking as they are.”

In the wake of 2020’s racial unrest, protests, and calls for racial justice, the Proponent believes that customers’ attention to diversity and inclusion at the companies they patronize will continue to increase. The Proponent believes that the Proposal will provide opportunities for the Company to protect shareholder value against brand name decline by demonstrating to customers the Company’s commitment to identifying and resolving embedded systemic racism in company culture.

Conclusion:

Structural racism permeates U.S. and corporate culture and is detrimental to the well-being of workers throughout the economy. The Proponent believes that the Company’s existing programs and policies do not address systemic racism in company culture, but that an analysis of company culture may benefit the company’s long-term health and shareholder value. The Proposal’s requests could allow the Company to fulfill its goals as stated in its opposition statement. The Proponent also believes that the company’s data speak for themselves: 3% Black representation at the highest reported level does not indicate an inclusive workplace.

We urge you to vote “FOR” proxy item #5. Please direct proposal-specific questions to Mari Schwartzer, Director of Shareholder Activism and Engagement, at mschwartzer@northstarasset.com.

Date: May 17, 2021

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, one of the proponents.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on the Proposal on #5 following the instruction provided on the management’s proxy mailing.

3 https://smallbiztrends.com/2020/02/brand-values-alignment.html

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

The views expressed are those of the authors and NorthStar Asset Management Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM